Exhibit 19.1



Securities Trading By Simon Personnel

Corporate and Field
Effective 12/6/93
Revised 1/28/25

Purpose
To describe Company standards concerning the handling of non-public information relating to the Company and the buying and selling of securities of the Company.

Persons Affected
This policy applies to all directors, officers and employees of the Company and of affiliates of the Company including, without limitation, Simon Property Group, L.P., Simon Property Group (Delaware), Inc., M.S. Management Associates, Inc., and its subsidiaries, Simon Property Group Administrative Services Partnership, L.P., Charles Mall Company Limited Partnership, Simon Property Group (Texas), L.P., Simon Property Group (Illinois), L.P. and the Retail Property Trust.

Policy Statement
If a director, officer or any employee of any of the Simon Companies has material non-public information relating to the Company, it is our policy that neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to information relating to any other company, including our customers or suppliers, obtained in the course of employment with or by serving as a director of the Company or any other Simon Company.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Material Information
In 1988, the U.S. Supreme Court defined the standard of materiality, stating that information is considered material "if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote." The Court further said that for information to be material "there must be a substantial likelihood that the disclosure of the omitted (information) would have been viewed by the reasonable investor as having significantly altered the "total mix" of the information made available." The Court also stressed that the statement or omission must be **misleading** as to **material** information.

Examples
Common examples of information that will frequently be regarded as material are : information as to earnings or losses; news of a pending or proposed merger, acquisition or tender offer; news of a significant sale or purchase of assets or the disposition of a subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in top management; significant new products or discoveries; impending bankruptcy or financial liquidity problems; and the gain or loss of a substantial customer or supplier. Either positive or negative information may be material.

20-20 Hindsight
Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Family Members
The very same restrictions as described above apply to your family members and anyone else living in your household. Directors, officers and employees are expected to be responsible for compliance with this policy by members of their immediate family and personal household.

Tipping Information to Others
Whether the information is proprietary information about the Company or other information that could have an impact on our stock price, directors, officers and employees must not pass the information on to others. The above penalties apply whether or not you derive any benefit from another's actions. In fact, the SEC imposed a $470,000 penalty on a "tipper" even though he received no profit from his tippees' trading.

When Information is Public
As you can appreciate, it is also improper for a director, officer or employee of any of the Simon Companies to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases, but before the information has been disseminated to the public. Because the Company's stockholders and the investing public should be afforded a reasonable amount of time to receive the information and act upon it, as a general rule you should not engage in any transactions until the second business day after the information has been released. (Thus, if an announcement is made on a Monday, Wednesday generally would be the first day on which you should trade. If an announcement is made on a Friday, Tuesday generally would be the first day.)

New York Stock Exchange Guidelines
The New York Stock Exchange (the "NYSE"), on which the Company's common stock is traded, has adopted guidelines concerning the timing and appropriateness of market transactions, option exercises and related matters by officers, directors and key employees of listed companies.

The guidelines suggest that corporate directors usually may buy or sell securities in the public market during the 30-day period commencing one week after the annual report of their corporation has been mailed to stockholders and otherwise broadly circulated (assuming adequate coverage of corporate developments and no new undisclosed developments). The NYSE guidelines also suggest that transactions may be appropriate during the period after the release of quarterly results (including adequate comment on new developments during the period), or after current and complete information about the corporation has otherwise been disseminated widely, such as by broad distribution of a prospectus in connection with an underwritten public offering of securities (but only after the distribution has been completed.

The trading periods suggested by the NYSE guidelines may or may not serve as "safe harbors" and are not necessarily the only periods during which trading may be affected. They do, however, illustrate when it is likely that there will be no undisclosed material developments concerning the corporation. Probably, the riskiest time to engage in a transaction is immediately preceding the release by the Company to the public of important information, such as quarterly or year-end results or the signing of an acquisition agreement.

Additional Prohibited Transactions
Because we believe it is improper and inappropriate for any personnel of the Simon Companies to engage in short-term or speculative transactions involving the Company's common stock, it is the policy of the Simon Companies that directors, officers and employees should not engage in any of the following activities with respect to securities of the Company:

- "In and out" trading in securities of the Company: any Company stock purchased in the open market must be held for a minimum of six months and ideally longer. (Note that the SEC has a short-swing profit recapture rule that already effectively prohibits officers and directors from selling any stock of the Company within six (6) months of a purchase). (Because short-swing trading (i) results in the imposition of liability on the "offending" officer or director for profits made, (ii) is likely to be viewed negatively by the public and (iii) could subject officers and directors to lawsuits, the short-swing profit rule is generally seen as imposing a practical restriction on the ability of officers and directors to engage in such trading.) <u>We are simply expanding this rule to cover all employees</u>. The rule, however, does not apply to stock option exercises, except by certain officers and directors.
- Purchases of stock of the Company on margin.
- Short sales (i.e. selling stock you do not own and borrowing the shares to make delivery.)
- Buying or selling puts or calls.

Procedure
Pre-Clearance of All Trades by Directors, Officers and Other Key Personnel (e.g., Financial, Legal, etc.)
To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we are implementing the following procedure:

<u>All transactions in stock of the Company (purchases, sales, transfers, etc.) by directors and officers and by personnel in the financial, accounting, controller's and legal departments must be pre-cleared by the General Counsel's office. If you contemplate a transaction, you should contact the General Counsel in advance.</u>

This requirement does not apply to stock option exercises but would cover market sales of option stock. You must contact the General Counsel **before** contacting your broker or taking any other step to initiate a transaction in stock of the Company.

Responsibilities
Any person who has any questions about this policy statement or about specific transactions may contact the General Counsel or the Senior Vice President of Human Resources at the Company's Corporate Offices in Indianapolis. Remember, however, that the ultimate responsibility for adhering to the policy statement and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.